

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2010

By U.S. mail and facsimile to (801) 584-5788

Mr. J. Kimo Esplin, Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, UT 84108

      RE: Huntsman Corporation
             Form 10-K for the fiscal year ended December 31, 2009
             File No. 1-32427

Dear Mr. Esplin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                  Sincerely,

                                  Terence O'Brien
                                  Branch Chief